EXHIBIT 77(E) - The Board of Directors of the Fund received a letter from a law firm on behalf of purported holders of the Fund's common shares demanding that the Board of Directors take action against the investment manager and the Fund's directors and officers to recover, for the benefit of the Fund, alleged damages related to such parties' alleged breaches of fiduciary duties related to the redemption of the Fund's auction preferred shares at their liquidation preference. In response to the demand letter, the Fund's Board of Directors established a committee of independent directors to investigate the claims, and the committee retained independent counsel to assist it in conducting its investigation (the "Special Committee").
Subsequently, the Fund was named as a nominal defendant in a putative shareholder derivative action captioned Gammon v. Cohen & Steers Capital Management, Inc., et al. filed in the Supreme Court of the State of New York, County of New York on August 26, 2010 (the "Complaint"). The Complaint, filed purportedly on behalf, and for the benefit, of the Fund, name as defendants the investment manager, Cohen & Steers, Inc., the investment manager's parent company, and the Fund's current officers, including the two Interested Directors (collectively, the "Defendants"), and name the Fund as a nominal defendant. The Complaint contains the same basic allegations contained in the demand letter and seeks a declaration that the investment manager and Fund officers have breached their fiduciary duties, indeterminate monetary damages in favor of the Fund and an award of plaintiffs' costs and disbursements in pursuing the action. In derivative actions, Maryland law requires a report to shareholders when indemnification or expense advances are provided to Directors. The respective Fund is hereby reporting that the Interested Directors, along with the other Defendants, received indemnification and expense advances with respect to the Complaint.
On November 1, 2010, after an extensive investigation conducted with the assistance of independent counsel, the Special Committee determined that the Fund should not pursue claims based on the allegations in the demand letter and rejected the demands made in the letter.
On April 14, 2011, Cohen & Steers, Inc. announced the voluntary dismissal by plaintiffs of the Complaint in its entirety with prejudice. The court approved the dismissal without any settlement or concessions by the Defendants or Fund.